EXHIBIT 3
CERTIFICATE OF DESIGNATION OF THE SERIES C PREFERRED STOCK
(PAR VALUE $0.01 PER SHARE)
OF
ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

     The undersigned, a duly authorized officer of Advanced Communications Technologies, Inc., a Florida corporation (the “Company”), in accordance with the provisions of Section 607.0602 of the Florida Business Corporation Act, does hereby certify that the following resolution was duly adopted by the Board of Directors by unanimous written consent pursuant to Section 607.0821 of the Florida Business Corporation Act on August 17, 2007:
     RESOLVED, that the Board has determined that it is in the best interests of the Company to provide for the designation and issuance of Series C Preferred Stock, par value of $0.01 per share (the “Series C Preferred Stock”), to consist of up to 1,000 shares, and hereby fixes the powers, designations, preferences and relative other special rights of the shares of such Series C Preferred Stock as follows:
SECTION 1
DESIGNATION AND RANK
     1.1 Designation. This resolution shall provide for a series of preferred stock, the designation of which shall be “Series C Preferred Stock”, par value $0.01 per share. The number of authorized shares constituting the Series C Preferred Stock is 1,000. The Series C Preferred Stock will have the liquidation preferences set forth in Section 3.1 below.
     1.2 Rank. With respect to the payment of dividends and other distributions on the capital stock of the Company, including distribution of the assets of the Company upon Liquidation (as defined below), the Series C Preferred Stock shall be senior to the common stock of the Company, no par value per share (the “Common Stock”), and, except for any series of preferred stock that is designated by the Board of Directors after the date hereof as senior to the Series C Preferred Stock (“Senior Stock”) or as pari passu with the Series C Preferred Stock (the “Pari Passu Stock”) and is consented to pursuant to Section 5.2 below, senior to all other series of preferred stock (collectively with the Common Stock, the “Junior Stock”).

SECTION 2
DIVIDEND RIGHTS
     2.1 Series C Dividends. Dividends on each outstanding share of Series C Preferred Stock shall accrue cumulatively on a daily basis during each fiscal quarter of the Company at the rate of 12% per annum on the Series C Preference Amount (as defined below). Such dividends shall accrue from and including the date of issuance of such share of Series C Preferred Stock to and including the date on which the Series C Liquidation Value (as defined below) of such share is paid, whether or not such dividends have been declared and whether or not there are funds of the Company legally available for the payment of dividends. Except for any repurchases of Common Stock pursuant to a Management Repurchase Agreement (as defined below) or other distributions that have been approved by a majority of the holders of the outstanding Series C Preferred Stock, no dividends or other distributions will be paid, declared or set apart with respect to any Junior Stock without the prior written consent of the holders of a majority of the then outstanding shares of Series C Preferred Stock unless all accrued but unpaid dividends on the Series C Preferred Stock shall have been paid in cash. “Management Repurchase Agreement” means any agreement from time to time entered into between the Company and any officer, employee or director of the Company entitling or requiring the Company to repurchase any shares of Preferred Stock, Common Stock, or options therefor, from such officer, employee or director. Upon conversion of any share of Series C Preferred Stock, all rights to accrued and unpaid dividends in respect thereof shall terminate.
SECTION 3
LIQUIDATION RIGHTS
     3.1 Liquidation Preference.
          (a) Upon any Liquidation (as defined below), and subject to the rights of any Senior Stock or Pari Passu Stock, before any distribution or payment shall be made to any of the holders of Junior Stock, the holders of Series C Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount per share of Series C Preferred Stock (the “Series C Liquidation Value”) equal to the greater of (i) $6,300 (the “Series C Preference Amount”) plus all accrued and unpaid dividends thereon and (ii) the Assumed Conversion Amount (as defined in paragraph (b) below). Thereafter, no further distributions shall be made to the holders of Series C Preferred Stock in respect of such shares.
          (b) For purposes hereof:
               (i) “Liquidation” means (A) a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (B) a consolidation or merger of the Company with or into any other person(s), entity or entities in which less than a majority of the outstanding voting power of the surviving person(s), entity or entities is held by persons or entities who were shareholders of the Company prior to such event or (C) a sale or other disposition (whether in a single transaction or a series of related transactions) of substantially all of the assets of the Company.

               (ii) “Assumed Conversion Amount” means the total amount of proceeds that would be payable to the holder of a share of Series C Preferred Stock on a Liquidation if immediately prior to such Liquidation each outstanding share of Series C Preferred Stock were deemed to be converted into a number of shares of Common Stock at the applicable Series C Conversion Rate determined pursuant to Section 4 below.
     3.2 Pro Rata Distribution. If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Series C Liquidation Value in full to all holders of Series C Preferred Stock, then the entire net assets of the Corporation shall be distributed among the holders of the Series C Preferred Stock and any Pari Passu Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Company’s Board of Directors), or both, at the election of the Company’s Board of Directors.
SECTION 4
CONVERSION
     4.1 Charter Amendment. Promptly following the date hereof, the Company shall use all reasonable commercial efforts (a) to cause the Articles of Incorporation of the Company (the “Charter Amendment”) to be amended in order to increase the authorized number of shares of Common Stock to an amount reasonably sufficient for the conversion of Series C Preferred Stock into Common Stock at the First Series C Conversion Rate, including the recommendation and submission of a proposal to the shareholders of the Company for the approval of such amendment, (b) to at all times thereafter reserve for conversion of the Series C Preferred Stock such number of authorized but unissued shares of Common Stock and (c) to not issue such reserved shares of Common Stock for any other purpose.
     4.2 Series C Conversion. Upon the approval of the Charter Amendment and the effective filing thereof with the Florida Department of State, each share of Series C Preferred Stock shall be convertible into a number of shares of Common Stock equal to the Series C Conversion Rate as follows:
          (a) At any time on or following the issuance of the Series C Preferred Stock, a holder of Series C Preferred Stock may elect to convert any or all of his, her or its shares of Series C Preferred Stock into shares of Common Stock at the Series C Conversion Rate.
          (b) Each share of Series C Preferred Stock shall automatically be converted into shares of Common Stock at the Series C Conversion Rate immediately upon the election of the holder or holders of at least 50% of the then outstanding shares of Series C Preferred Stock.

The term “Series C Conversion Rate” means either (i) the First Series C Conversion Rate or (ii) the applicable Adjusted Series C Conversion Rate, as determined pursuant to Section 4.3 below.
     4.3 Series C Conversion Rate.
          (a) The Series C Conversion Rate for any given conversion (or deemed conversion) of Series C Preferred Stock shall be the First Series C Conversion Rate (as defined below) in all cases other than as set forth in items (i), (ii) and (iii) below, in which cases the applicable Adjusted Series C Conversion Rate (as defined below) shall apply:
               (i) Any conversion (or deemed conversion) of Series C Preferred Stock that occurs on or prior to August 17, 2010, if the Conversion Value would be more than 5 times the Base Value.
               (ii) Any conversion (or deemed conversion) of Series C Preferred Stock that occurs after August 17, 2010, but on or before August 17, 2012, if the Conversion Value would be more than 6 times the Base Value.
               (iii) Any conversion (or deemed conversion) of Series C Preferred Stock pursuant to Section 4.2 above that occurs after August 17, 2012, if the Conversion Value would be more than 7 times the Base Value.
     (b) For purposes hereof:
               (i) The term “First Series C Conversion Rate” means, at any time of determination, a number of shares equal to the First Series C Conversion Amount divided by 1,000.
               (ii) The term “First Series C Conversion Amount” means an amount determined at such time equal to (A) the product of (x) .795 multiplied by (y) the Base Share Amount plus the Issued Note Shares divided by (B) one (1) minus .795.
               (iii) The term “Second Series C Conversion Rate” means, at any time of determination, a number of shares equal to the Second Series C Conversion Amount divided by 1,000.
               (iv) The term “Second Series C Conversion Amount” means an amount determined at such time equal to (A) the product of (x) .725 multiplied by (y) the Base Share Amount plus the Issued Note Shares divided by (B) one (1) minus .725.

               (v) The term “Third Series C Conversion Rate” means, at any time of determination, a number of shares equal to the Third Series C Conversion Amount divided by 1,000.
               (vi) The term “Third Series C Conversion Amount” means an amount determined at such time equal to (A) the product of (x) .725 multiplied by (y) the Adjusted Base Share Amount plus the Issued Note Shares divided by (B) one (1) minus .725.
               (vii) The term “Issued Note Shares” means, at the time of any conversion, the total number of shares of Common Stock that are then issued and outstanding pursuant to the Subordinated Convertible Promissory Notes, in the aggregate principal amount of $1,206,046 (and convertible into an aggregate of 2,010,243,333 shares of Common Stock), issued by the Company on the date hereof.
               (viii) The term “Base Share Amount” means the sum of the following amounts (A) the number of issued and outstanding shares of Common Stock on the date hereof, plus (B) the total number of shares of Common Stock issuable upon conversion of all of the shares of Series A-2 Preferred Stock outstanding on the date hereof, plus (C) 80,000,000 (representing shares of restricted Common Stock to be issued to certain members of management upon the effective filing of the Charter Amendment with the Florida Department of State) plus (D) the total number of shares of Common Stock issuable upon conversion of all of the shares of Series D Preferred Stock outstanding on the date hereof (using the Initial Series D Conversion Rate, as defined in the Certificate of Designation for the Series D Preferred Stock), in each case, determined assuming that the Charter Amendment has been duly approved and effectively filed with the Florida Department of State.
               (ix) The term “Adjusted Base Share Amount” means the sum of the following amounts (A) the number of issued and outstanding shares of Common Stock on the date hereof, plus (B) the total number of shares of Common Stock issuable upon conversion of all of the shares of Series A-2 Preferred Stock outstanding on the date hereof, plus (C) 80,000,000 (representing shares of restricted Common Stock to be issued to certain members of management upon the effective filing of the Charter Amendment with the Florida Department of State) plus (D) the total number of shares of Common Stock issuable upon conversion of all of the shares of Series D Preferred Stock outstanding on the date hereof (using the Adjusted Series D Conversion Rate, as defined in the Certificate of Designation for the Series D Preferred Stock), in each case, determined assuming that the Charter Amendment has been duly approved and effectively filed with the Florida Department of State.
               (x) The term “Adjusted Series C Conversion Rate” means:
     (A) in the case of a conversion or deemed conversion of Series C Preferred Stock where the Series D Preferred Stock is also converted into Common Stock, or was previously converted into Common Stock in connection with a conversion of the Series C Preferred Stock in which the Adjusted Series C Conversion Rate was used, an amount equal to the Third Series C Conversion Rate; or

     (B) in the case of any other conversion or deemed conversion of Series C Preferred Stock to which the Adjusted Series C Conversion Rate applies, an amount equal to the Second Series C Conversion Rate.
               (xi) The term “Base Value” means:
     (A) In the case of a conversion or deemed conversion described in Section 4.3(b)(x)(A) above, a dollar amount equal to (x) $6,300,000 divided by (y) the Second Series C Conversion Amount.
     (B) In the case of a conversion or deemed conversion described in Section 4.3(b)(x)(B) above, a dollar amount equal to (x) $6,300,000 divided by (y) the Third Series C Conversion Amount.
               (xii) The term “Conversion Value” means (a) in the case of a conversion (or deemed conversion) in connection with a Liquidation, the value of the net proceeds payable per share of Common Stock upon such Liquidation (calculated assuming that the applicable Adjusted Series C Conversion Rate was used), (b) in the case of a conversion (or deemed conversion) in connection with a negotiated third party sale of the Common Stock to be issued upon such conversion, the price per share of Common Stock to be paid to such holder in such sale (calculated assuming that the applicable Adjusted Series C Conversion Rate was used) or (c) in the case of any other conversion (or deemed conversion), (i) the average final closing price per share for the ten (10) trading days immediately preceding the date of the conversion (as reported by Bloomberg L.P., or any organization succeeding to its function of reporting prices) or (ii) if the shares of Common Stock are not then publicly traded on a national quotation system, the fair market value of a share of Common Stock (calculated assuming that the applicable Adjusted Series C Conversion Rate was used) determined, at the sole election of the holder(s) of the Series C Preferred Stock electing to convert, by any of the following methods: (A) by a valuation or appraisal (as of a date within six (6) months prior to the date of the election to convert) prepared by an independent accounting firm or investment bank selected by the Board in good faith and paid for by the Company, (B) by any valuation or appraisal prepared by or for the Company as of a date within six (6) months prior to the date of the election to convert (copies of such valuations and appraisals shall be made available to any holder of Series C Preferred Stock promptly upon written request) or (C) by written agreement between the Company and the holder(s) of the Series C Preferred Stock then electing to convert. In the case of subpart (A) above, the Company shall cause such valuation or appraisal to be prepared promptly upon the request of a holder of Series C Preferred Stock.

               (xiii) The term “Series D Preferred Stock” means the Series D Preferred Stock of the Company, par value $.01 per share.
     4.4 Other Adjustments. The Series C Conversion Rate, and the provisions of Section 4.3(a), shall be adjusted from time to time in the event of any stock split involving the Common Stock, reclassification of the Common Stock or recapitalization involving Common Stock. The holders of the Series C Preferred Stock shall thereafter be entitled to receive, and (if applicable) provision shall be made therefor in any agreement or other instrument relating to such stock split, reclassification or recapitalization, upon conversion of the Series C Preferred Stock, the kind and number of shares of Common Stock or other securities or property (including cash) to which such holders of Series C Preferred Stock would have been entitled if they had held the number of shares of Common Stock into which the Series C Preferred Stock was convertible immediately prior to such reclassification or recapitalization; and in any such case appropriate adjustment shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of the Series C Preferred Stock, so that the provisions set forth herein shall thereafter be applicable, in the reasonable discretion of the Board, in relation to any shares, other securities, or property thereafter receivable upon conversion of the Series C Preferred Stock. An adjustment made pursuant to this subparagraph shall become effective at the time at which such stock split, reclassification or recapitalization becomes effective.
          (a) Procedures for Conversion. In order to exercise conversion rights pursuant to Section 4.2 above, the electing holder(s) of the Series C Preferred Stock shall deliver an irrevocable written notice of such exercise to the Company, at its principal office (which notice shall include such information as may be reasonably necessary to determine the Conversion Value). The holder of any shares of Series C Preferred Stock shall, upon any conversion of such Series C Preferred Stock in accordance with this Section 4, surrender certificates representing the Series C Preferred Stock to the Company, at its principal office, and specify the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. In case such holder shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes (if transfer is to a person or entity other than the holder thereof) payable upon the issuance of shares of Common Stock in such name or names. As promptly as practicable, and, if applicable, after payment of all transfer taxes (if transfer is to a person or entity other than the holder thereof), the Company shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock to which the holder of the Series C Preferred Stock so converted shall be entitled. Such conversion, to the extent permitted by law, shall be deemed to have been effected as of the date of receipt by the Company of any notice of conversion pursuant hereto. Upon any conversion of shares of Series C Preferred Stock, such shares shall cease to constitute shares of Series C Preferred Stock and shall represent only a right to receive shares of Common Stock into which they have been converted.

SECTION 5
VOTING RIGHTS
     5.1 Series C Voting Rights. The holder of each share of Series C Preferred Stock will be entitled to vote on all matters submitted to the shareholders of the Company. Each share of Series C Preferred Stock will entitle the holder thereof to such number of votes per share equal to the First Series C Conversion Rate (determined assuming that the Charter Amendment has been duly approved and effectively filed with the Florida Department of State). Except as otherwise provided herein, including, without limitation, in Section 5.2 hereof, or as required by applicable law, the holders of shares of Series C Preferred Stock shall have the right to vote together with the holders of Common Stock and other shares of the Company’s common and preferred stock that, by their terms, vote with the Common Stock, as a single class, and not by separate class or series, on all matters submitted to a vote or consent of shareholders.
     5.2 Series C Consent Rights. The Company shall not, and shall cause each Subsidiary (as defined below) not to, without the affirmative vote or written consent of the holders of a majority of the outstanding Series C Preferred Stock:
          (a) amend its Articles of Incorporation or by-laws (i) to increase or decrease the size of the Board of Directors, (ii) to increase or decrease the authorized number of shares of Common Stock or any series of preferred stock or (iii) in any manner that adversely affects the holders of the Series C Preferred Stock;
          (b) authorize, designate, issue or sell any shares of capital stock or options, warrants or other securities of the Company or any Subsidiary, other than the granting of stock options and other awards to directors, officers, agents, employees or consultants of the Company or its Subsidiaries pursuant to an equity incentive plan that has been approved or consented to by the holders of a majority of the Series C Preferred Stock;
          (c) authorize or effect any liquidation, dissolution or winding-up of the Company or any of its Subsidiaries, any merger or consolidation of the Company or any of its Subsidiaries with or into any other entity, or any sale, license as licensor, lease as lessor, or other transfer or disposal of the assets of the Company or any of its Subsidiaries or any portion of the assets of the Company or any of its Subsidiaries with an aggregate value totaling greater than $500,000 in any transaction or series of related transactions;
          (d) incur or otherwise become liable in respect of any indebtedness for borrowed money or any other indebtedness, contingent or otherwise, including, without limitation, capital lease obligations, in excess of $100,000 in the aggregate at any one time outstanding, but excluding (i) trade payables incurred in the ordinary course of business, (ii) lines of credit provided by suppliers and (iii) lines of credit provided by financing sources approved by the Board of Directors;

          (e) engage in any material line of business other than that in which the Company and its Subsidiaries are engaged on the date of filing hereof or which is reasonably incident thereto;
          (f) consummate any acquisition of, or make any equity or debt investment in, any other entity after the date hereof for a purchase price or equity or debt investment amount in excess of $500,000;
          (g) grant any lease or license to any material asset(s) of the Company or any Subsidiary other than in the ordinary course of the business of the Company or such Subsidiary;
          (h) enter into any contract, arrangement or transaction with an affiliate of the Company unless such contract, arrangement or transaction is on terms that are no less favorable to the Company than those the Company would have been reasonably likely to obtain as the result of arms-length negotiations with an unrelated third party;
          (i) commence or settle any material litigation, claim, action or other proceeding involving the Company or any Subsidiary;
          (j) take any other action that violates the Company’s obligations hereunder with respect to the holders of Series C Preferred Stock; or
          (k) obligate itself to do any of the foregoing.
For the purposes hereof, a “Subsidiary” means any corporation, limited liability company, partnership, joint venture or other entity in which the Company owns, directly or indirectly, more than 50% of the outstanding voting securities or equity interests.
SECTION 6
MISCELLANEOUS
     6.1 Headings of Subdivisions. The headings of the various Sections hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.
     6.2 Severability of Provisions. If any right, preference or limitation of the Series C Preferred Stock set forth herein (as this resolution may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this resolution (as so amended), which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.
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     IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed, under penalties of perjury, by Wayne Danson, its President.

Dated: August 16, 2007	ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.
	By:	/s/ Wayne Danson
Wayne Danson, CEO